# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conexeu Sciences Inc., CIK 0002066836
CUSIP: 20715F100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 880, 50 West Liberty Street, Reno, Nevada (NV), 89501
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002128417

## Reporting persons
- David Bogart: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,293,750; shared voting power 0; sole dispositive power 2,293,750; shared dispositive power 0; aggregate amount beneficially owned 2,293,750 (8.1% of the class)
  Comment: Explanatory Notes:
  (1) The number in Rows 5, 7 and 9 consists of (i) 1,062,500 shares of Common Stock held directly by the Reporting Person, (ii) 431,250 shares of Common Stock held by 0865546 B.C. Ltd., a company over which the Reporting Person has sole voting and dispositive power, (iii) 50,000 shares of Common Stock issuable upon exercise of stock options that have vested and are currently exercisable (the "Vested Options"), and (iv) 750,000 shares of Common Stock issuable upon exercise of performance warrants (the "Performance Warrants") that have vested and are currently exercisable (the "Vested Warrants"), and excludes 250,000 shares of Common Stock issuable upon exercise of Performance Warrants that have not yet vested and will not vest until the submission of a 510(k) application to the U.S. Food and Drug Administration (the "Unvested Warrants").
  
  (2) The percentage in Row 11 is calculated based on (i) 27,397,164 shares of Common Stock outstanding as of August 17, 2026, (ii) 50,000 shares of Common Stock issuable upon exercise of the Vested Options held by the Reporting Person, and (iii) 750,000 shares of Common Stock issuable upon exercise of the Vested Warrants held by the Reporting Person, in each case deemed to be outstanding for the purpose of computing the Reporting Person's percentage ownership pursuant to Rule 13d-3(d)(1)(i) under the Act. The Unvested Warrants are excluded from this calculation.

## Item 1. Issuer
Name of issuer: Conexeu Sciences Inc.
Address of issuer's principal executive offices: Suite 880, 50 West Liberty Street, Reno, NEVADA 89501

## Item 2. Person Filing
Name of person filing: David Bogart (the "Reporting Person")
Address of principal business office or, if none, residence:
c/o Conexeu Sciences Inc.
Suite 880, 50 West Liberty Street
Reno, NV 89501, USA
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,293,750
Percent of class: 8.10
Sole power to vote or to direct the vote: 2,293,750
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,293,750
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David Bogart: /s/ David Bogart, David Bogart (08/17/2026)